Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Kinross Gold Corporation (“Kinross”)
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y2

Item 2 – Date of Material Change

February 26, 2009.

Item 3 – News Release

A news release with respect to the material change referred to in this report was issued by Kinross on February 26, 2009 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR). A copy of the news release is attached as Schedule “A”.

Item 4 – Summary of Material Change

On February 26, 2009 Kinross announced that it entered into a new shareholder rights plan dated February 26, 2009 (the “New Plan”). The New Plan will ensure that Kinross and its shareholders continue to receive the benefits associated with Kinross’ current shareholder rights plan (the “Current Plan”) which expires on March 29, 2009. The New Plan was adopted at that time to prevent any gap in shareholder protection and will be effective on March 29, 2009 or earlier if certain events under the Current Plan were to occur.  Subject to the receipt of requisite regulatory approvals, to shareholder ratification at Kinross’ annual meeting on May 6, 2009 and to shareholder reconfirmation of the New Plan at Kinross’ annual meetings in 2012 and 2015, the New Plan will be in effect until the ninth anniversary of the date on which it becomes effective.

Item 5 – Full Description of Material Change

See news release attached as Schedule “A”.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Administration and Corporate Secretary, at (416) 365-5198.

Item 9 – Date of Report

March 3, 2009.

SCHEDULE A

NEWS RELEASE

 News Release

Kinross Adopts New Shareholder Rights Plan

Toronto, Ontario, February 27, 2009 – Kinross Gold Corporation (TSX-K; NYSE-KGC) announced today that it has entered into a new shareholder rights plan dated as of February 26, 2009 (the “New Plan”).  The New Plan will ensure that Kinross and its shareholders continue to receive the benefits associated with Kinross’ current shareholder rights plan (the “Current Plan”) which expires on March 29, 2009. The New Plan has been adopted at this time to prevent any gap in shareholder protection and will be effective on March 29, 2009 or earlier if certain events under the Current Plan were to occur.  Subject to the receipt of requisite regulatory approvals, to shareholder ratification at Kinross’ annual meeting on May 6, 2009 and to shareholder reconfirmation of the New Plan at Kinross’ annual meetings in 2012 and 2015, the New Plan will be in effect until the ninth anniversary of the date on which it becomes effective.

As with the Current Plan, the New Plan is designed to provide adequate time for the Board of Directors and shareholders to assess an unsolicited take-over bid for Kinross, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their Kinross common shares (the “Common Shares”).

The rights issued under the New Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding Shares without complying with the “Permitted Bid” provisions of the New Plan or without approval of the Board of Directors.  Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.

Under the New Plan, a Permitted Bid is a bid which is made to all holders of the Common Shares and which is open for acceptance for not less than 60 days.  If at the end of 60 days at least 50 percent of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

The rights plan is similar to other shareholder rights plans recently adopted by several other Canadian companies.  A material change report and a complete copy of the rights plan are being filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

KINROSS GOLD CORPORATION	40 King St.West, 52nd Floor	TEL: 416-365-5123
	Toronto, Ontario, Canada	FAX: 416-363-6622
	M5H 3Y2	TOLL FREE: 866-561-3636	www.kinross.com

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact: Steve Mitchell Vice-President, Corporate Communications (416) 365-2726 steve.mitchell@kinross.com
Investor Relations Contacts:
Erwyn Naidoo
Vice-President,
Investor Relations
(416) 365-2744
erwyn.naidoo@kinross.com

Lisa Doddridge
Director,
Investor Relations
(416) 369-6480
lisa.doddridge@kinross.com

KINROSS GOLD CORPORATION